1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR ; NYSE American: ITRG
June 29, 2022	www.integraresources.com

VOTING RESULTS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
HELD ON JUNE 28, 2022

VANCOUVER, British Columbia, June 29, 2022 - Integra Resources Corp. ("Integra" or the "Company") is pleased to report the voting results from its Annual General Meeting of Shareholders held on June 28, 2022.  A total of 26,461,276 common shares have been voted, representing 42.27% of the Company's outstanding shares.

1. Number of Directors

Setting the number of directors at 7 was approved.

	For %	Against %
To Set the Number of Directors at 7	99.95%	0.05%

2. Election of Directors

The following individuals were elected as directors for the ensuing year: Stephen de Jong, George Salamis, David Awram, Timo Jauristo, Anna Ladd-Kruger, C.L. "Butch" Otter, and Carolyn Clark Loder.  The following is a summary of the voting results for the Company's 7 directors:

Nominees	For %	Withheld %
Stephen de Jong	99.69%	0.31%
George Salamis	94.99%	5.01%
David Awram	94.99%	5.01%
Timo Jauristo	99.91%	0.09%
Anna Ladd-Kruger	99.91%	0.09%
C.L. "Butch" Otter	99.91%	0.09%
Carolyn Clark Loder	99.90%	0.10%

3. Appointment of MNP LLP as Auditors of the Company

MNP LLP, Chartered Professional Accountants, were appointed as auditors of the Company at a remuneration to be fixed by the directors.

	For %	Withheld %
Appointment of MNP LLP as Auditors of the Company	100.00%	0.00%

4. Approval of the Amended and Restated Equity Incentive Plan

The Company's Amended and Restated Equity Incentive Plan was approved by disinterested shareholders.

	For %	Against %
Approval of the Amended and Restated Equity Incentive Plan	94.52%	5.48%

The Company's Amended and Restated Equity Incentive Plan is a "rolling" plan, pursuant to which the aggregate number of common shares to be issued under the plan shall not exceed 10% of the Company's issued and outstanding common shares.  The Amended and Restated Equity Incentive Plan increases the maximum number of common shares underlying RSUs and DSUs to 2,000,000 and 1,000,000, respectively. The Amended and Restated Equity Incentive Plan has also been updated to be in compliance with TSX Venture Exchange Policy 4.4 - Security Based Compensation. Please see the Company's Management Information Circular dated May 16, 2022 for further information on the Company's Amended and Restated Equity Incentive Plan.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar gold-silver project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600m in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden preliminary economic assessment and now pre-feasibility study (the "PFS"). An independent technical report for the PFS on the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under the Company's profile at www.sedar.com and on the Company's website at www.integraresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576